UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Nanogen, Inc.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

630075109

(CUSIP Number)

July 17, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aventis N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,669,041 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,669,041 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,669,041 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.24% (2)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aventis Pharma Deutschland GmbH N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,669,041 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,669,041 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,669,041 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.24% (2)

12.	Type of Reporting Person (See Instructions) CO

Represents direct ownership of shares of Common Stock.

(1)                                  Represents indirect ownership of shares of Common Stock and warrants to purchase Common Stock held by Aventis Pharma Deutschland GmbH, a subsidiary of Aventis.  Represents ownership of 1,029,328 shares of Common Stock of the Issuer and warrants to purchase 639,713 shares of Common Stock of the Issuer.

(2)                                  Beneficial ownership percentages set forth herein assume that as of the date of this report there were 31,182,060 shares of Common Stock.

Item 1.
(a)	Name of Issuer Nanogen, Inc.

(b)	Address of Issuer’s Principal Executive Offices 10398 Pacific Center Court, San Diego, CA 92121

Item 2.

(a) - (c)  This Schedule is filed on behalf of Aventis Pharma Deutschland GmbH (“Aventis GmbH”) with a principal place of business and principal office located at Bruningstrasse 50, 65929 Frankfurt am Main Germany.  Aventis GmbH is a subsidiary of Aventis, a French corporation (“Aventis”) headquartered in Strasbourg, France.  This Schedule also is filed on behalf of Aventis. Aventis is filing this Schedule solely with respect to its potential deemed indirect ownership of the Issuer’s stock owned by Aventis GmbH.

(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship
(d)	Title of Class of Securities Common Stock, $.001
(e)	CUSIP Number 630075109

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable
Item 4.		Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 1,669,041 Shares Of Common Stock.
(b)	Percent of class: 5.24%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 5.24%
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 5.24%
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.		Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.		Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS PHARMA DEUTSCHLAND GMBH

Date: May 13, 2004	By:	/s/ D. Kohl
	Name:	D. Kohl
	Title:	CFO

Date: May 13, 2004	By:	/s/ Dr. Götz
	Name:	ppa. Dr. Götz
	Title:	Prokurist

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS

Date: May 5, 2004	By:	/s/ Stephan Petri
	Name:	Stephan Petri
	Title:	Vice President - Head of Legal Operations

Date: May 13, 2004	By:	/s/ Bruno Angrand
	Name:	Bruno Angrand
	Title:	Vice President - Head of Corporate Law

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).